EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ruby Tuesday, Inc.:

We consent to the use of our report dated July 7, 2004, except as to Note 11, which is as of July 14, 2004, with respect to the consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries as of June 1, 2004 and June 3, 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 1, 2004, incorporated by reference in the Registration Statement on Form S-8 pertaining to the 2005 Deferred Compensation Plan.

/s/ KPMG LLP

Louisville, Kentucky
January 14, 2005